TSX.V: GIGA | OTCQX: HNCKF | FSE: BRR2



GIGAMETALS CORPORATION

Battery Metals for a Clean Energy Future

DECEMBER 8, 2021

www.gigametals.com

Disclaimer

This presentation ("Presentation") is being issued by Giga Metals Corporation (the "Company" or "Giga Metals") for information purposes only. Reliance on this Presentation for the purpose of engaging in any investment activity may expose an individual to a significant risk of losing all of the property or other assets invested. ***Technical information in this presentation has been approved by Lyle Trytten, P.Eng., a Qualified Person as defined by NI 43-101. Financial modelling used herein is based on the results of the [Preliminary Economic Assessment (PEA)] as amended Feb 3, 2021 authored by Hatch Ltd, a global engineering firm. The PEA includes the use of inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. The study is preliminary in nature and there is no assurance the mining, metal production or cash flow scenarios outlined in this report would ever be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.***

Forward looking statements

Certain statements in this Presentation are forward-looking statements, which reflect the expectations of management regarding the Turnagain Project. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company and its mineral projects, the estimation of mineral resources and mineral prices, steps to be taken towards commercialization of the resource, the timing and amount of estimated future production and capital, operating and exploration expenditures, and the expectation that the risk level is lower than some other mining projects; that our project is similar in many ways and in some ways favourably comparable to other nickel projects; that battery companies will use much more nickel in future; that a price premium could accrue to a nickel mine that was genuinely carbon neutral; and that we can produce nickel with low net carbon emissions. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management's current views and are based on certain expectations, estimates and assumptions which may prove to be incorrect, including the statements relating to future exploration and development of the Project and mineral resource and mineral reserve estimations relating to the Project. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) the mineral resource estimates relating to the Project could prove to be inaccurate for any reason whatsoever, (2) Giga is unable to finance the Project, (3) prices for nickel and cobalt or project costs could differ substantially and batteries may not in future depend on nickel (4) inferred and indicated resources may not materialize, (5) permits, environmental opposition, government regulation, cost overruns or any of many other factors may prevent the Company from commercializing the Turnagain Project, (6) additional but currently unforeseen work may be required to advance to the pre-feasibility stage, (7) risk may be higher than expected for a number of reasons, some foreseeable and others unforeseeable such as indigenous land claims, natural disaster, and many other possibilities; (8) despite our expectations that we are comparable to other nickel projects, on closer examination and upon project start-up we may find that our expected comparisons were not valid; and (9) even if the Project goes into production, there is no assurance that operations will be profitable or that we can reduce carbon emissions compared to other producers. These forward-looking statements are made as of the date of this Presentation and, except as required by applicable securities laws, the Company assumes no obligation to update these forward-looking statements, or to update the reasons why actual results differed from those projected in the forward-looking statements. Additional information about these and other assumptions, risks and uncertainties are set out in the "Risks and Uncertainties" section in the Company's most recent MD&A filed with Canadian security regulators.

GIGAMETALS
CORPORATION

About Giga Metals

- Giga Metals is a TSX.V & OTCQX listed junior mining company
- World is in critical need of nickel to meet global battery demand
- Objective: build a **37,000 t/y year nickel** operation
- Owns **100% of the Turnagain nickel and cobalt deposit**
- Seeking strategic partners to advance the project
- Updated Preliminary Economic Assessment (PEA) models

  37 year mine life



GIGAMETALS CORPORATION

Located in an Attractive Mining Jurisdiction

LOCATION ADVANTAGES

- Strong ESG practices
- Access to a deep-water Pacific port and North American rail


LEGEND
Past Producing Mine
Operating Mine
Deepwater Port
Railway
Highway
Silvertip
Turnagain
Northern
British Columbia
Red Chris
Kemess
Brucejack
N
Mt Milligan
Endako
Huckleberry

Base map from BC Ministry of Transport and Infrastructure

GIGAMETALS CORPORATION

Project Highlights

HIGH-GRADE CONCENTRATE

Traditional processing or direct leaching

SIMPLE FLOWSHEET

Crush – grind – froth flotation

LOW CARBON

Carbon sequestration research shows pathway to carbon-neutrality



VERY LARGE RESOURCE

MEASURED & INDICATED

2.36 Mt Ni (5B lb), 141 kt Co

GRADE: 0.22% Ni, 0.013% Co

INFERRED

2.48 Mt Ni (5B lb), 148 kt Co

GRADE: 0.22% Ni, 0.013% Co

The PEA includes the use of inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. The study is preliminary in nature and there is no assurance the mining, metal production or cash flow scenarios outlined in this report would ever be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

GIGAMETALS CORPORATION

Results per Turnagain PEA (effective date Oct 28, 2020).

PEA Summary

PRODUCTION HIGHLIGHTS

37,000 t/y Ni

Full-rate operation

18% Ni, 1% Co

High-grade nickel sulphide concentrate

< 2.5 t CO_2e/t Ni

in concentrate, low carbon footprint

ECONOMIC HIGHLIGHTS

US $1.4B

Phase 1 Capital Cost

US $0.5B

Phase 2 Capital Cost

US$2.81/lb. Ni

Net operating cost average, in concentrate at site gate

GIGAMETALS CORPORATION

Results per Turnagain PEA (effective date Oct 28, 2020)

Project Timeline

Drill Program
June-October

Analyze Data
November-December

Metallurgy, Engineering
2021-2022

PFS Release
2022

FS, EA
2024

Startup
2028

Production
37 years









GIGAMETALS
CORPORATION

18% Ni Concentrate Product

- Multiple testwork campaigns: 15 to 21% Ni.[1]
- Low impurities such as arsenic, mercury, cadmium
- Suitable for PEA Base Case – smelting
- Suitable for direct pressure oxidation to produce refined nickel end products such as battery chemicals
  - Sherritt, BHP, Vale have built direct refining operations
- Project has **flexible options** for concentrate sale/treatment

Average of 5 Locked-Cycle Tests[1]	
Ni	19.7%
Co	1.2%
Cu	0.46%
Fe	32%
S	26%
Mg	4.4%
SiO2	6.4%
Pt+Pd	3 g/t

GIGAMETALS CORPORATION

1. *Turnagain PEA (effective date Oct 28, 2020). Concentrate grades based on metallurgical testwork completed from 2011 to 2020 and disclosed in the PEA. This work remains preliminary in nature, and there is no certainty that these results will be achieved.*

Mixed Hydroxide Precipitate (MHP)

- Testwork on concentrates from 4 to 10% Ni, inferior to current concentrate
- Testwork proved amenability from oxidation to MHP recovery
- MHP quality produced in laboratory is superior to typical materials

Typical MHP Composition[1]		
Component	**Unit**	**Value**
Nickel	wt% (dry)	30 - 39
Cobalt	wt% (dry)	2 - 5
Zinc	wt% (dry)	1 - 4
Copper	wt% (dry)	1 - 4
Manganese	wt% (dry)	4 - 9
Magnesium	wt% (dry)	3 - 5
Iron	wt% (dry)	< 0.5
Aluminium	wt% (dry)	< 0.5
Sulphur	wt% (dry)	3 - 5
Moisture	wt%	35 - 45

Turnagain Lab Test MHP Grades [2]			
Ni+Co %	**Mg %**	**Mn %**	**Cu+Fe %**
49	1.4	0.2	<0.1

GIGAMETALS CORPORATION

1. *Willis, Boyd; Downstream Processing Options for Nickel Laterite Heap Leach Liquors; 2007.*
2. SGS Canada Process Development Studies for Hard Creek Nickel; 2008

Modern Tailings Management

Efficient valley location minimizes dam construction

Dam construction by **centerline method,** constructed from inert quarried rock or mined waste hard rock

Tailings to be sub-aerial (**dry beach**), allowing mineral carbonation

Low seismic risk

Relatively low precipitation (~0.6 m/y), **excellent water balance**

CO_2 sequestration in tailings through mineral carbonation

GIGAMETALS CORPORATION



Nickel Prices are Historically Volatile


1981 - 2020 Nickel Price History
Current $
2020 (Inflation-Adjusted) $
Average (2020$)
Median 2020$
Nickel Price (US$/lb)
$40.00
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
Jan-81
Jan-83
Jan-85
Jan-87
Jan-89
Jan-91
Jan-93
Jan-95
Jan-97
Jan-99
Jan-01
Jan-03
Jan-05
Jan-07
Jan-09
Jan-11
Jan-13
Jan-15
Jan-17
Jan-19

Price history is not an indicator of future prices.

Inflated prices may not reflect underlying market fundamentals.

Current dollars inflated to 2020 using compounded inflation.

GIGAMETALS CORPORATION

Li-ion Batteries - the Fastest Growing Source of Demand for Nickel

Lithium-ion batteries alone could require **1.5 to 2.5 Mt/y**[1] of new battery-grade nickel by 2040.

That's equivalent to **40-70 new large mines by 2040**.



GIGAMETALS CORPORATION

1. *Turnagain PEA (effective date Oct 28, 2020)* ; Roskill (*Study on future demand and supply security of nickel for electric vehicle batteries*, 2021)

Battery Projects in North America

- The supply chain for the new giga factories is not yet resolved
- 150,000 to 250,000 t/y incremental nickel is needed to supply the new projects
- Actual demand depends on chemistry evolution and further project announcements



BRITISHVOLT
Quebec, 60GWh announced
LG Energy Solution
Michigan
5GWh commissioned
electrovaya
Ontario, 200MWh
ultium cells
Ohio
30GWh by 2022
iM3NY
New York
1.8GWh by 2022
STROMVOLT
Ontario
10GWh by 2030
TESLA x Panasonic
Nevada
34GWh commissioned
57GWh by 2025
Ford x SK innovation
Tennessee, 43GWh by 2025
Kentucky, 86GWh by 2025
Envision
Tennessee
3GWh commissioned
TESLA
Fremont, California
10GWh pilot line
ultium cells
Tennessee
70GWh by 2024
KOREPOWER
Arizona
12GWh by 2023
SK innovation
Georgia
9.8 GWh by 2022
21.5GWh by 2023

GIGAMETALS CORPORATION

Source: Bloomberg.com

Nickel Operations in North America

- Canada has nickel mines, smelters, and refineries.
- Most current global production is unsuitable for batteries.
- New mines and processing are needed to make the right materials for batteries.


THOMPSON
(Mine)
RAGLAN, NUNAVIK
(Mines)
VOISEY'S BAY
(Mine)
LONG HARBOUR
(Refinery)
COREFCO
(Refinery)
SUDBURY
(Mines, Smelters, Refinery)
PORT COLBORNE
(Refinery)
+ two PGE mines
with < 4,000 t/y Ni
EAGLE
(Mine)

GIGAMETALS CORPORATION

Nickel Projects in North America

- Turnagain is the largest potential project in North America targeting battery-grade nickel supply.
- Other large projects are based on supply to the stainless steel markets.


GIGA METALS
33 kt/year
Class 1, Battery-Grade
FPX NICKEL
44 kt/year
Class 2, Stainless Steel
GRID METALS
4 kt/year
POLYMET MINING
4 kt/year
TALON METALS
13 kt/year
TWIN METALS
17 kt/year
SILVER ELEPHANT
11 kt/year
NORONT
15 kt/year
NION (DUMONT)
38 kt/year
CANADA NICKEL
32 kt/year

GIGAMETALS CORPORATION

Project capacities sourced by Giga Metals from NI43-101 technical reports with a variety of dates.

Nickel Price Sensitivity Analysis

- PEA Base Case nickel price of $7.50/pound
- Post-tax NPV of -$443M
- Skewed nickel price distributions result in larger upside benefit than downside risk
- 10th, 25th, 50th, 75th, 90th percentile pricing reflected



After-tax NPV Sensitivity
$4,000
$3,000
$2,000
$1,000
$0
-$1,000
-$2,000
NPV (US$M, 8% discount rate)
PEA Sensitivity Price Range
LME Q1 2021 Average
$4.00
$6.00
$8.00
$10.00
$12.00
$14.00
$16.00
$18.00
$20.00
P10 $5.20/lb
P25 $6.74/lb
Median $9.29/lb
Average: $11.00/lb
P75 $12.96/lb
40 yr historical nickel prices inflated by world CPI to 2020$
P90 $19.45/lb
Nickel Price (US$/lb, constant basis)

GIGAMETALS CORPORATION

Derived from internal analysis using Turnagain PEA (effective date Oct 28, 2020) economic model with adjusted pricing. Pricing developed by inflating historic nickel prices to 2020 using annual global consumer price inflation indices. Data reviewed by Giga Metals QP.

Cumulative Cash Flow Comparison with HPAL

PEA Base Case nickel price of $7.50/pound:

Turnagain project has a pre-tax IRR of 6.3% and an after-tax IRR of 4.9%.



Turnagain vs "Average HPAL", PEA Base Case: $7.50 Ni
Turnagain
HPAL - Weighted Average Costs - Optimistic Startup
Cash Flow (Cumulative, US$M)
$4,000
$3,000
$2,000
$1,000
$0
-$1,000
-$2,000
-$3,000
-$4,000
-3 -2 -1 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20
Year

*The cash-flow is presented on a pre-tax basis. Turnagain data is derived from the Turnagain PEA (effective date Oct 28, 2020) which includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves; there is no certainty that the preliminary economic assessment will be realized. HPAL economics calculated by Giga Metals based on capital and operating cost for a basket of 5 projects from Wood Mackenzie (Australia and Philippines). **Data reviewed by Giga Metals QP.***

GIGAMETALS CORPORATION

Comparison with Laterite Projects

TURNAGAIN

- Open pit mine in hard rock
- Deep deposit minimizes mine deforestation
- Low erosion potential, pit water used/treated
- Northern location reduces biodiversity impacts



Gibraltar Copper Mine, BC (Canadian Mining Journal)

PROSPECTIVE LATERITE

- Strip mining soft deposits
- Thin deposits increase mine deforestation
- High erosion potential, river/ocean contamination
- Tropical location increases biodiversity impacts



Nickel Mine in Sulawesi (Chinadialogue.net, Ian Morse)

Carbon Intensity of Nickel Processing

- Sulphide projects have lower carbon intensities
  - Upgrading of ores to concentrates
  - Sulphur is a fuel for smelting
- Laterite processes treat entire orebody with chemical leaching or smelting
  ➔ higher carbon intensity



Nickel (Class 1)
tCO2-eq per tonne of nickel
60
45
30
15
Sulfide
Laterite (HPAL)
Laterite (matte via NPI)
Areas of future growth
IEA. All rights reserved.

GIGAMETALS CORPORATION

IEA, The Role of Critical Minerals in Clean Energy Transitions, 2021

Emission Intensity of Probable Nickel Projects


2030 carbon emissions intensities (Scope 1+2 only) highlighting base case and probable projects
Expected CO_2 Intensity of Turnagain before sequestration[1]
Weighted Average
Emissions (t CO2e/t Nieq)
Nieq Production (cumulative centile)
Platreef
Odysseus
PT QMB New Materials
PT Halmahera Persada Lygend
Huayue Cobalt
Araguaia
FeNi Halmahera
0
20
40
60
80
100
Source: Wood Mackenzie

1. *Turnagain CO2 intensity is for nickel contained in concentrate and not to final refined product,* ***excluding sequestration***

GIGAMETALS CORPORATION

Carbon Neutrality at Turnagain

- Turnagain tailings will sequester CO_2
- Reaction with silicates creates carbonates, locking away CO_2 for millennia
- Testing by Dr. Greg Dipple (University of British Columbia) demonstrated stable reaction rates of 27 to 34 t/ha/y
- 900 kt of CO_2 could be sequestered over the mine life (0.72 tonnes CO_2 per tonne nickel produced) at the lower rates



Annual Average GHG Emissions
(t CO2e/t Ni)
2.50
2.00
1.50
1.00
0.50
0.00
-0.50
2.24
0.69
-0.03
Base Case
Electrified Case
After Sequestration

GIGAMETALS CORPORATION

P. Scheuermann and G. Dipple, May 2021. Calculations of project results by Giga Metals. Data reviewed by Giga Metals QP.

Board of Directors



Mark Jarvis, CEO, Chairman of the Board

Mr. Jarvis has more than 30 years of experience in exploration and development of mineral resources, both in oil & gas and metals. After a career financing exploration projects as a stockbroker, he moved to the corporate side of the business in 1996. He joined the board of Ultra Petroleum as Director and was responsible for Corporate Finance and at the time when Ultra had a large unconventional gas prospect that ultimately became 3 TCF of proved reserves.



Martin Vydra, P.Eng., President & Director

Mr. Vydra is a former executive with Sherritt International. Martin is widely recognized as an expert in nickel and cobalt extraction, processing and refining including the development and application of advanced technologies to maximize the recovery of valuable metals such as nickel and cobalt from a variety of feeds. While at Sherritt, his technical accomplishments spanned four continents and over 20 operations.



Robert Morris, Director

Mr. Morris is a former senior executive with Vale S.A., the largest nickel producer in the world, and most recently as Executive Vice President with global accountability for sales and marketing of Vale's base metals portfolio, including Nickel, Copper, Cobalt and Precious Metals. He was an officer of the company and member of the senior management committee. His knowledge of the rapidly evolving market for nickel and cobalt products is extensive and includes marketing battery materials to battery manufacturers.



Lyle Davis, P.Eng. MBA, Director

Mr. Davis is a director and CEO of Condor Resources Inc., a copper and gold exploration company active in Latin America. He previously worked in the corporate finance practices of Ernst & Young, and in a similar capacity at C.M. Oliver, a brokerage firm. Before that, Mr. Davis was with the Vancouver Stock Exchange. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.



Anthony Milewski, Director

Mr. Milewski is the Chairman of Nickel 28. He spent his career in various aspects of the mining industry, including as a company director, advisor, founder and investor. In particular, he has been active in battery metals including investing in cobalt and actively trading physical cobalt. Anthony was a member of the London Metals Exchange Cobalt Committee and has previously worked at Pala Investments, Firebird Management, and Renaissance Capital.

GIGAMETALS CORPORATION

Share Structure

Stock Exchanges	
TSX Venture	GIGA
OTCQX Market	HNCKF
Frankfurt	BRR2
Share Capital (November 2021)	
Shares Outstanding	85,528,428
Warrants	15,571,982
Options	7,890,000
Fully-diluted	108,990,410
Market Capitalization (December 6, 2021)	
Share Price	C$0.42
Market Capitalization	C$36 M



Photo: Engineer examining core samples at Turnagain Camp.

Why Invest in Giga Metals?

- **Large deposit**: average of 33,000 t/y Ni for 37 years
- **High-grade concentrate** for standard processing or pressure oxidation
- **40-70 new Turnagain-scale projects needed** in next 20 years

Ethical nickel for batteries will be in short supply.
Where will nickel supply for North American & European EVs come from?

GIGAMETALS CORPORATION

Let's Talk.

To book a meeting: click here

Email: hmillar@gigametals.com

Call: +1 (604) 681-2300

Suite 203 – 700 West Pender Street
Vancouver, British Columbia
Canada, V6C 1G8

GIGAMETALS CORPORATION

www.gigametals.com